Form 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of March 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: March 30, 2005

List of materials

Documents attached hereto:


i) A press release regarding the issuance of stock acquisition rights for the purpose of granting stock options.

                                                                      No.05-017E
                                                                  March 30, 2005

               Sony Corporation to Issue Stock Acquisition Rights
                    for the Purpose of Granting Stock Options


Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue Stock Acquisition Rights for the purpose of granting stock options to directors, corporate executive officers and employees of the Corporation and its subsidiaries, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation's 87th Ordinary General Meeting of Shareholders held on June 22, 2004.

The principal terms of the issue are as follows:

1.  Expected date of issue:
        March 31, 2005

2.  Aggregate number of Stock Acquisition Rights:
        10,094

3.  Issue price of Stock Acquisition Rights:
        The Stock Acquisition Rights will be issued without the payment to the Corporation of any consideration.

4. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
        1,009,400 shares of common stock of the Corporation
        The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares of common stock of the Corporation.

5. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights:
        40.34 US dollars
        The above amount is obtained by dividing the average of the closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (each referred to as the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Stock Acquisition Rights by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1)
        cent).

6. Aggregate amount of issue price of shares to be issued upon exercise of Stock Acquisition Rights:
        40,719,196 US dollars

7.  Period during which Stock Acquisition Rights may be exercised:
        From and including April 1, 2005, up to and including March 31, 2015. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

8.  Conditions for exercise of Stock Acquisition Rights:
        (1)  Each Stock Acquisition Right may not be exercised in part.
        (2) If a share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, the holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

9.  Mandatory Cancellation of Stock Acquisition Rights:
        Not applicable.

10. Restrictions on Transfer of Stock Acquisition Rights:
        The Stock Acquisition Rights are non-transferable (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder's estate or beneficiaries), unless such transfer is expressly approved by the Board of Directors of the Corporation.

11. Issue of certificates for Stock Acquisition Rights:
        Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests the Corporation to issue such certificates of Stock Acquisition Rights.

12. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights:
         20.17 US dollars per share

13. Persons to whom Stock Acquisition Rights will be allocated:
         Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 498)


(Contact)
Sony Corporation
Corporate Communications
TEL: 03-5448-2200